INVEST IN **ELMWOOD PARK**

An electrifying psychological thriller from an award-winning filmmaker with acclaimed cast + crew

stony-creek-studios.com   Norristown, PA

Highlights

1   INDEPENDENT FILM STARRING: Kate Flannery(The Office), H.Foley(Tires), Bai Ling(The Crow), and more!

2   ALIGNMENT: Invest alongside experienced film financiers with EXACT SAME ROI terms.

FAN-FIRST MODEL: Potential to recoup 120% of investment (132% for early

3. FAN FIRST MODEL: Potential to recoup 120% of investment (132% for early bird investors)

4. AWARD-WINNING TEAM: Seasoned team of highly acclaimed producers, EPs, casting director & more.

5. AUTEUR WRITER / DIRECTOR: Gregory Falatek is an award-winning filmmaker from Norristown, PA.

6. BUCKET LIST PERKS: producer credits, set visits, premiere tickets, production updates & more.

7. MARKETABILITY: Thriller & Crime Dramas are popular content genres with high demand.

Featured Investors



Keith Wright in Follow

Angel Investor, Board Member, Software Executive, IT Professor at Villanova University

---

“Independent film. Last film concept I invested in was Eat Pray Love which was long ago - like 2009. It was a financial success versus it's budget, yet received mixed reviews from critics, which I never really understood? as I typically invest in Technology startups which I do understand.”



Sandra Vrobel Follow

Scientist, Proud of 25-year career in pharmaceuticals as analyst, investigator, and patient advocate. Also, an artist & creative writer.
wefunder.com

“I've grown up in the Norristown area and started coming the Elmwood Park as a child. We did not have much and it was a rough childhood, so Elmwood park became a safe place for my caregivers to take me at a reasonable cost (admission used to be by ‘donation’). I've continued to support Elmwood Park through annual donations and I support the Stony Creek Anglers trout nursery through volunteer and fundraising

efforts. I invested in this film because I believe there is valuable history in this area that has not been available to the public. Also, there is a mysterious aspect to the grounds and former state hospital working farm buildings. I believe this film will do well, as there is intrigue about the past operations and current park. I'd like an opportunity to support the film however I can, in addition to the 'investment' of capital. Please contact me if I can assist with writing, artistic, or filming activities. This is a great adventure! Best to all involved."

Our Team



Gregory Falatek   Writer, Director, Actor

Award-winning writer, director, and actor. Alumni of Cannes Film Festival for acting in two films, "Eephus" and "Christmas Eve in Miller's Point" that premiered at the Director's Fortnight and were released theatrically in 2024-25.



Codi Chun   Producer, Casting Director, Wardrobe Designer

Lead producer on Gregory Falatek's previous feature film, "Times with God". Production manager and casting director at Stony Creek Studios. Internationally published fashion designer in Rolling Stone Magazine, Vogue Italia + more

Welcome to Elmwood Park.

Book a meeting with the Writer + Director of the film, Gregory Falatek, and producer + wardrobe designer, Codi Chun:

Schedule a meeting on Calendly.

Why does this film need to made right now?

As the writer + director of this film, a resident of the town where production will take place, and a family member of someone who was locked in this very state hospital from his early teenage years until death, I am the perfect person to tell this story.

This film is an exploration of youth, mental health, and how institutions of church, school, and medicine have failed members of society for years. *Elmwood Park* is a meditation on what it means to be a product of your own environment and how truly difficult that can be for people.

My hometown, like many places in the United States of America, is undergoing serious renovations and this film will be the last chance to capture its current look, feel, and controversial history before the town covers it up forever. Many things in our neighborhood have already started to change and this film will be an homage to its strange past.

In my opinion, the innate beauty of the medium of film is the the collaboration of multiple people to create one singular piece of art. I would love to collaborate with you to tell a story that means so much to me.

Kate Flannery, Bai Ling, H. Foley & Keith Poulson Board Indie Psychological Thriller 'Elmwood Park'

   

Stars: Kate Flannery *(The Office)*, Bai Ling *(The Crow)*, H. Foley *(Tires)*, Keith Poulson *(The Sweet East)* join cast of 'Elmwood Park' written/directed by Gregory Falatek with more cast to be confirmed soon.





Rhode Island International Film Festival
FINALIST
GREGORY FALATEK'S
ELMWOOD PARK
elmwood park a film by gregory falatek produced by stony creek studios codi chun
michael abbott, jr. keith richards nell williams conner marx h.foley tyler diamond
david torres, jr. scott monahan sheridan james dave moyer peggy wilson
serafina cipollone skylah charlton morris freeman gregory falatek and tempest
casting director codi chun wardrobe designer codi chun story by gregory falatek
written by gregory falatek directed by gregory falatek
THRILLER
Stony Creek Studios

Three high school boys are led on a strange, psychedelic journey through the underworld of a run-down American town.





JIMMY

Jimmy is an underachieving stoner with a heart of gold. Jimmy is the unspoken leader of his trio of friends and one of the two lead roles in this ensemble film.

JASPER

Jasper is an anxious, timid man with an undiagnosed mental condition. Earlier in life, Jasper was sent to the state hospital for 18 months because his parents did not understand how to give him the proper care he required. This character will be the most demanding acting role in the entire project.





JOHNNY

Johnny is the antithesis of Jasper and the driving force behind Jasper's actions. In many ways, Johnny is everything Jasper wishes he could be, but this callous demeanor comes at a cost. Johnny is a hot-headed, unpredictable character that is a negative catalyst to Jasper.



DR. MARK CHAPMAN

Dr. Mark Chapman is a senior doctor at the local mental hospital and the man responsible for a majority of Jasper's abuse during his time there. Dr. Chapman seems to have the perfect life, but like everyone in this world, he is a deeply flawed individual, who ends up paying the ultimate price.



MERCEDES

Mercedes is a dancer at the Just Enuff Lounge who is a surreal mix of beauty and danger. She is Jasper's only source of any type of love or affection. Mercedes is a dominating force, who has a dreamlike quality about her, but she is deeply flawed, with an irrational, chaotic personality and violent temperament.



THE FIXER

The Fixer is an intimidating, surreal figure that handles the dirty jobs of this particular criminal world.



TOMMY

Tommy "T-Bone" Montgomery is the sleazy owner of the local strip club, The Just Enuff Lounge. Tommy is Jasper and Johnny's mean and disrespectful boss. He is a collector of vintage porn tapes and vinyl records. Once a month, he hosts a karaoke night at the club, an event created solely for Tommy to show off his crooning. Tommy may or may not be the last bloodline heir to the Montgomery County family fortune.



TAB

Tab is a small-time, drug-dealing burnout who is the main, street-level source of drugs in the town. Tab fronts the boys a variety of drugs and eventually, he shows up at the Halloween Party with The Speed Freak.





THE PARK

The Park connects the grounds of The State Hospital to other parts of the neighborhood. In years past, the park was used as a crematorium for the State Hospital and has a strange, dark history that the town refuses to speak about in detail.





THE GREEN RAMP

The Green Ramp is somewhat of a
spiritual place for the boys, as they
come to it every morning to smoke weed
before school. It is reminiscient of
the meaningless childhood hangout spots
that seemed to mean so much at the
time.



THE HIGH SCHOOL

The Catholic High School is an
institution that the boys frequent the
least. While the boys only spend a few
hours at school during the film, the
teachers, principals, and other
characters at the school make it such
an interesting place. After meeting
some of the staff, it is very obvious
why Jimmy, Michael, and Gabe are not
living up to their full potential.



THE STATE HOSPITAL

The looming presence of the The State
Hospital, the asylum for the criminally
insane, is felt throughout the film. In his
youth, Jasper was abused by Dr. Mark
Chapman during his 18-month stay at the
hospital. The hospital is located directly
in the middle of the small town, which
creates a sense of unease and mystery for
all residents.



THE JUST ENUFF LOUNGE

Owned by Tommy "T-Bone" Montgomery, cleaned and sanitized by Jasper and Johnny, worked by Mercedes, and protected by Angel, The Just Enuff Lounge is a mysterious strip club that serves as one of the major locations in the film.

DIRECTOR'S STATEMENT

As the writer and director of this film, a resident of the town where production will take place, and a family member of someone who was locked in this very state hospital from his teenage years until death, I am the person to tell this story.

This film is an exploration of youth, mental health, and how institutions of school, church and medicine have failed members of society for years. This film is a meditation on what it means to be a product of your own environment and how truly difficult that can be for some people.

My hometown, like many places in the United States, is undergoing some serious plans for renovation and this film will be the last opportunity to capture its look, feel, and controversial history. Things have already started to change and this film will be an homage to its strange past.

In my opinion, the innate beauty of the medium of film is the collaboration of artists to create one final work. I would love to collaborate with you on this project to tell a story that means so much to me.

SINCERELY,

Gregory Falatek



FILM REFERENCES





BILL PULLMAN
PATRICIA ARQUETTE
BALTHAZAR GETTY
A DAVID LYNCH FILM
LOST HIGHWAY
"LURID EROTICISM"
"LYNCH'S BEST SINCE 'BLUE VELVET'"

LOST HIGHWAY

GUMMO
« FASCINANT, CHOQUANT, PERTURBANT, BOULEVERSANT »
GUS VAN SANT

GUMMO





ENTER THE VOID
WARNUNG



ENTER THE VOID

STAND BY ME

STAND BY ME

1997 1997 2009 1986 →

ELMWOOD PARK STONY CREEK STUDIOS



TECHNICAL DETAILS

Our camera crew would rent an ARRI Alexi Mini or Sony VENICE for the primary camera of our production. If needed, Gregory owns a Blackmagic Cinema Camera 6k Pro that can be used as a B-camera, as these cameras have been used as second and third cameras on $200M productions like Spiderman: No Way Home. We would rent vintage cinema lenses to give the images a high-quality film look and roll off some of the harshness of the digital sensors.

ELMWOOD PARK STONY CREEK STUDIOS


Lone Star
MOTEL
VACANCY

TIMELINE

We want to take as much time as needed in pre-production to plan every element of this film so that we do not waste a cent. The script is ready and we are in the process of finalizing casting for local and A-list talent. We are in the process of scheduling and financing the 28 day shooting schedule. Our plan to begin filming starts in October 2025 which may be easier to fit into an actor's schedule with the extended timeline.

ELMWOOD PARK STONY CREEK STUDIOS



BUDGET

To make this movie properly, while using

union performers and crew, we would need an ample budget for production, post-production, distribution and marketing, but I am confident we can make this film for $500,000 USD or less. Pennsylvania offers a 25% tax credit for film productions,so we could receive up to $125k back with this budget range.

MARKETING

In addition to our professional digital marketing campaigns, we will cast a few name actors and give them a back end percentage of the film from the producer's share to incentivize their participation in the project. On a local level, after our film festival run and official release, we will have a screening in Elmwood Park, where most of production will take place, to build awareness of the project in the local community. This project will be submitted to all major festivals and some regional festivals with plans of a lengthy international festival run.



DISTRIBUTION

We will use our film festival run to garner attention for the project and secure licensing for the international rights of the film. After the film's rights are licensed internationally, we will focus on domestic sales, which is where our investors may see a profit. If possible, we'd love to have a limited theatrical release; however, we are committed to doing what is financially viable for the project and we are confident that we can secure proper distribution after a festival run. Once we attach a few name actors, we may be able to get some pre-sales from distributors, but the film festival circuit is a route that we know and trust.

THANK



MEET THE AWARD-WINNING CREATIVE TEAM

Gregory Falatek is a writer/director and actor who was born in Philadelphia and raised in the Montgomery County neighborhood where we will be filming *Elmwood Park*. Gregory's scripts and short films have won awards at international film festivals over the last 8 years. He is also an actor in several independent films such as Ham on Rye, Christmas Eve in Miller's Point and Eephus, the latter 2 of which premiered at Quinzaine des cinéastes 2024, the Directors Fortnight, which is an independent films section that runs parallel to the prestigious Cannes Film Festival, The New York Film Festival, AFI Fest and more; both films also were released in theaters international as well as regionally by IFC Films and Music Box Films.

We're elated to share the phenomenal creative team working alongside Gregory Falatek to bring *Elmwood Park* to life. At the helm of our visual storytelling is cinematographer Carson Lund (*Ham on Rye, Topology of Sirens, Christmas Eve in Miller's Point and* Writer/Director of *Eephus*), whose dynamic and dreamlike style is sure to elevate every frame.

Joining them is producer and costume designer Codi Chun (*Times with God*), known for her noteworthy designs that have been seen in international magazines and web articles such as Rolling Stone Magazine, Vogue Italia and more.

This exceptional team, working hand-in-hand with Gregory Falatek, represents some of the most exciting rising talent in the industry today.

ONCE IN A LIFETIME PERKS

An investment in *Elmwood Park* not only holds the potential for financial upside, but also exclusive, once-in-a-lifetime perks and experiences most other investments can't provide.

Community Investment Tier:

$100

- Digital download of the film upon release
- Invest alongside professional film investors with the exact same terms

$500

- Your name in the Special Thanks credits in the end credits of the film*
- All previous perks

$1000

- Limited Edition Blu-Ray, upon release of the film, with exclusive behind the scenes and cast & crew interviews
- 35mm Film Strip Print Bookmark from the 35mm print of the film
- All previous perks

Standard Investment Tier:

$5,000

- IMDb Special Thanks credit
- Elmwood Park merch package upon release of the film
- All previous perks

$10,000

- One wardrobe piece from the set

- Signed Movie Poster by cast & crew

- All previous perks

$25,000 - **A day on set!**

- An exclusive tour of the set (travel & lodging at your own expense**). Join the cast & crew on set for One Day! You and your +1 can visit the set during filming dates in Fall 2025 and have lunch with the cast & crew. Opportunity to be a featured background actor on set (dependent on what scenes are being filmed during your visit, there is NO guarantee that you will be seen in the final edit - if there are no background actors needed that day you will NOT be featured).

- All previous perks

$50,000 - **Associate Producer Investment Tier - Closing Credits**

- You or your company will be credited as Associate Producer in the closing credits* + IMDB credits of the film

- VIP Invitation to the World Premiere of the film (travel & lodging at your own expense**) with the opportunity to walk the Red Carpet. 2 Tickets.

- All previous perks

$100,000 - **Associate Producer Investment Tier - Opening Credits**

- You or your company will be credited as Associate Producer in the OPENING credits on a shared card among all other Associate Producers at this investment level* + IMDB credits of the film

- Receive a one of a kind prop from set that will be seen in the film!

- All previous perks

$200,000 - **Co-Producer Investment Tier**

- You will be credited as a Co-Producer in the opening credits on a shared card among all other Co-Producers and in the closing credits* + IMDB credits of the film

- All previous perks

$300,000 - **Executive Producer Investment Tier**

- One animated company logo in the opening credit on a most favored nations basis with all other investors at this level*

- Executive Producer on screen credit in the main credit and in the closing credits*

- Options to add your company logo in the closing credits*

- VIP Invitation to the World Premiere of the film (travel & lodging at your own expense**) with the opportunity to walk the Red Carpet. 4 Tickets.

- All previous perks

Credit on theatrical release is based on final distributor approval. But is guaranteed to appear in Stony Creek Studios releases and websites and other platforms such as streaming, on DVD and more.

**Travel and lodging NOT included - at your own expense.*

PENNSYLVANIA TAX CREDIT

Pennsylvania offers a 25% tax credit on films produced in the state. We would receive about 20% back from the state of Pennsylvania upon completion of the film. This is a great way to de-escalate risk for all investors and increase the upside and profit potential of your investment.

RISK VS. REWARD

The film industry is high-risk and success-driven, where only a handful of projects achieve significant financial returns. While some small-budget films achieve massive box office returns, many independent films struggle to secure distribution. In fact, most indie films lose money, which is why it's crucial to invest only what you can afford to risk.

That said, while every film is a gamble, we believe there are ways to improve the odds:

- Keeping the budget as low as possible makes the bar for success easier to clear. With a budget of less than $1M, we believe *Elmwood Park* is in a budget range that offers us all a better chance at success.

- Attaching recognizable actors in the film increases the chances of distribution and a larger theatrical release. Our cast includes Kate Flannery, Bai Ling, Conner Marx, H. Foley, and more. We are currently in negotiations with several agents of A-list talent for multiple roles in the film and will update the campaign with new attachments soon.

- Our marketing team has created multiple plans for the distribution of the film so that we can decrease risk and increase the potential of any possible profits.

Beyond financial considerations, filmmaking carries additional risks, including funding shortfalls, production challenges, external disruptions (e.g., strikes, economic downturns, pandemics, etc.) and more.

However, risk comes with the potential for reward. Stony Creek Studios, Gregory Falatek, and our entire team are investing our time, money, and passion because we believe this project has the potential to defy the odds. Not only does it explore universal themes of examining how diverse family dynamics and environments shape individuals and the impact it has on the trajectory of their lives, but it also delivers a thrilling cinematic experience designed to captivate audiences. If you're willing to embark on this journey with us, we'd love to have you on board.

BUDGET & MONETIZATION

Operating within a streamlined budget, we are focused on creating a high-quality, professional film without the extravagant spending typical in larger production companies. Our budget strategy has been carefully considered with several goals in mind:

- Attaching name actors to increase the likelihood of sales and distribution.

- Filming in Pennsylvania to maximize cost efficiency and leverage the 25% PA Film Tax Credit.

- Prioritizing powerful storytelling and production value while maintaining financial discipline.

Our goal is to invest in what truly enhances the film and leverage our personal and professional skills and connections in order to keep costs as low as possible as well as to increase our chances of a profitable sale, acquisition, or release.

PRODUCTION STATUS & TIMING

We are currently on schedule for a 28 day production to be filmed in Norristown, PA starting on October 12, 2025 and wrapping by November 12, 2025. Editing will take place between November 2025-January 2025 with the goal to submit the film to the 2026 festival circuit. Our team has extensive connections and alumni status with large festivals across the globe. With an exceptional cast and crew, we're excited to bring this vision to life. Post production will take about 3-6+ months after filming. Our goal is to premiere *Elmwood Park* on the 2026 film festival circuit, followed by the 2027 worldwide theatrical release, followed by a VOD/streaming release.

HOW DOES THE FILM MAKE MONEY?

Independent films like ours have the potential for profit from multiple means of distribution, including festivals, theatrical screenings, DVD/Blu-Ray, Video On Demand, streaming, and more. The distribution of films can vary – some films employ a traditional release strategy that includes theaters, DVDs, VOD, streaming, etc. or another option is to go directly to a streaming service such as Mubi, Netflix, Tubi, etc. Some films don't get distribution at all.

Our goal for the project will be to license the film to one or more distributors who will be responsible for distributing the film in one or multiple territories regionally as well as internationally over a specified period of time (e.g. 5 years). The distributor's responsibility is to make as much profit from the film as possible. In return they keep a cut of any revenue they earn (and recoup any out of pocket expenses they incur in promoting it) before paying the remainder to us. We also plan on making a collection of unique merchandise that fans will be able to purchase online and in person at festivals and theatrical screenings that we are able to attend.

HOW IS MONEY DISTRIBUTED?

All revenue earned by the film is collected by a 3rd party Collection Account Manager (CAM) which is responsible for delivering it to stakeholders according to the "waterfall." The complete waterfall can be found in the Exhibit 1 of the Investment Agreement, and is summarized below.

Revenue earned by the film is distributed in the following priority order:

- First, any 3rd party expenses, fees, residuals, etc. that need to be taken off the top before revenue can be distributed to stakeholders

- Next, to paying off any debt or deferrals incurred by the production (including, if any, senior debt and/or deferred producer/directing fees)

- Next, to equity investors (including investors in this offering) until they have received 120% of their investment amount.

- Next to talent for any box office bonuses, etc.

- Anything left over is considered "Net Profits", and is allocated on a pro rata, pari passu basis, with 50% going to all of the investors who financed the film (including the investors in this offering) and the other 50% going to producers, key talent, and those responsible for making the film.

As with all investments, returns are not guaranteed, therefore you should not invest more than you can afford to risk. However, successful independent films can generate substantial profits. Regardless of financial outcomes, being part of a film is a unique and rewarding experience.

WHEN DOES THE INVESTMENT END?

There are a very broad range of outcomes for an investment like this. Some films are "bought" in a single transaction, while others generate revenue in perpetuity (and some don't earn any revenue at all). Investments in *Elmwood Park* remain active as long as the film generates revenue. If the project is ever sold or transferred, revenue generated by the sale/transfer will be treated and distributed under the same terms as the other revenue generated by the project.

BOTTOM LINE

Elmwood Park enters a market eager for psychological thrillers and original screenplays. With its gripping story, relatable themes, and authentic dialogue, we believe it has the power to captivate audiences.

By optimizing our budget, securing exceptional talent and a brilliant crew we've positioned this film for both critical acclaim and financial success.

We deeply appreciate your trust and support. Thank you for joining us on this journey to create bold, unforgettable cinema.

Downloads



Elmwood Park Pitch Deck.pdf